UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 21, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Results of the annual general meeting of Sasol held on 21 November 2014

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON 21
NOVEMBER 2014

Sasol shareholders are advised that the results of the business
conducted at the annual general meeting held on Friday, 21
November 2014 at the Hyatt Regency Hotel, 191 Oxford Road,
Rosebank, Johannesburg, South Africa are as follows:

- Total number of Sasol's ordinary shares in issue is 679 172
  662;
- Total number of Sasol's ordinary shares in issue excluding 8
  809 886 shares, being those ordinary shares which are not
  entitled to vote at the annual general meeting, is 670 362
  776("Total Votable Ordinary Shares");
- Total number of ordinary shares in the share capital of
  Sasol voted in person or by proxy was 501 814 969, being
  74.86% of the Total Votable Ordinary Shares;
- The total number of shares that abstained from voting did
  not exceed 2.31% of the total issued share capital.

1.   Annual general meeting

1.1. The audited annual financial statements of the Company and
of the Sasol group, including the reports of the directors,
external auditors, audit committee and the nomination,
governance, social and ethics committee for the financial year
ended 30 June 2014 were presented.

1.2. Mr C Beggs, Mr D E Constable, Mr H G Dijkgraaf, Mr Z M
Mkhize and Mr P J Robertson retired by rotation at the meeting in
terms of clause 22.2.1 of the Company's Memorandum of
Incorporation ("Sasol's MOI") and were re-elected individually
for a further term of office:

Directors	For[1]	Against[1]	Abstain[1]	Shares voted
C Beggs	498,446,850 being 99.33%	79,437 being 0.02%	3,286,082 being 0.65%	501,812,369 being 100%
D E Constable	498,471,525 being 99.33%	52,825 being 0.01%	3,288,019 being 0.66%	501,812,369 being 100%
H G Dijkgraaf	491,844,633	52,107	3,286,264	495,183,004

	being 99.33%	being 0.01%	being 0.66%	being 100%
Z M Mkhize	497,466,461 being 99.13%	1,059,290 being 0.21%	3,289,218 being 0.66%	501,814,969 being 100%
P J Robertson	498,483,734 being 99.34%	42,286 being 0.01%	3,286,349 being 0.65%	501,812,369 being 100%

1.3. Mr B Nqwababa and Ms N N A Matyumza were appointed by the Sasol board of directors ("Board") in terms of clause 22.4.1 of Sasol's MOI during the course of the year, they retired at the annual general meeting and were elected for a further term:

Directors	For[1]	Against[1]	Abstain[1]	Shares voted
B Nqwababa	498,441,521 being 99.33%	82,978 being 0.02%	3,290,470 being 0.66%	501,814,969 being 100%
N N A Matyumza	498,473,484 being 99.33%	51,020 being 0.01%	3,287,165 being 0.66%	501,811,669 being 100%

1.4. PricewaterhouseCoopers Incorporated was re-appointed as the independent auditor of the Company until the next annual general meeting and it was noted that Mr Pieter Hough will be the individual registered auditor who will undertake the audit of the Company for the financial year ending 30 June 2015.

1.5. The members of the audit committee, Mr C Beggs, Ms N N A Matyumza, Ms I N Mkhize, Mr M J N Njeke and Mr S Westwell were elected individually for the ensuing financial year in terms of sections 94(4) and 94(5) of the Companies Act, 2008 ("the Act"), read with Regulation 42 of the Companies Regulations, 2011:

Directors	For[1]	Against[1]	Abstain[1]	Shares voted
C Beggs	498,369,520 being 99.31%	68,401 being 0.01%	3,374,448 being 0.67%	501,812,369 being 100%
N N A Matyumza	445,143,137 being 99.24%	30,508 being 0.01%	3,371,126 being 0.75%	448,544,771 being 100%
I N Mkhize	498,302,600 being 99.30%	144,198 being 0.03%	3,364,621 being 0.67%	501,811,419 being 100%
M J N Njeke	432,527,678 being 96.43%	12,641,348 being 2.82%	3,375,756 being 0.75%	448,544,782 being 100%
S Westwell	498,293,623 being 99.30%	144,662 being 0.03%	3,373,834 being 0.67%	501,812,119 being 100%

1.6. A non-binding advisory endorsement on the Company's remuneration policy for the year ending 30 June 2015 was obtained:

For[1]	Against[1]	Abstain[1]	Shares voted
381,837,632 being 85.13%	50,961,513 being 11.36%	15,746,337 being 3.51%	448,545,482 being 100%

1.7. Special Resolution number 1 approving the revised annual remuneration payable by the Company to non-executive directors of the Company for their services as directors with effect from 1 July 2014, was approved:

For[1]	Against[1]	Abstain[1]	Shares voted
483,461,746 being 96.34%	17,833,840 being 3.55%	515,833 being 0.10%	501,811,419 being 100%

1.8. Special Resolution number 2 to authorise the Board, subject to compliance with the requirements of Sasol's MOI, section 44 and 45 of the Act and the JSE Limited Listings Requirements ("Listings Requirements"), to approve the granting of financial assistance to any person approved by the Board and direct or indirect financial assistance to a related or inter-related company or corporation, and/or member of such related or inter-related company or corporation, and/or director or prescribed officer of the Company or of a related or inter-related company, and/or to a person related to any such company, corporation, member, director or prescribed officer, for any purpose in the normal course of business of the Sasol group, including any black economic empowerment transaction, at any time during a period of two years following the date on which this resolution was passed:

For[1]	Against[1]	Abstain[1]	Shares voted
433,366,547 being 96.62%	14,644,581 being 3.26%	533,654 being 0.12%	448,544,782 being 100%

1.9. Special Resolution number 3 to approve the amendments to sub clauses 26.3, 26.4 and 26.5 of Sasol's MOI was passed:

For[1]	Against[1]	Abstain[1]	Shares voted
447,950,863 being 89.27%	53,316,293 being 10.62%	544,863 being 0.11%	501,812,019 being 100%

1.10. Special Resolution number 4 to approve the amendment to sub clause 29.4.2 of Sasol's MOI was passed:

For[1]	Against[1]	Abstain[1]	Shares voted
501,209,819 being 99.88%	43,275 being 0.01%	559,275 being 0.11%	501,812,369 being 100%

1.11. Special Resolution number 5 to authorise the Board to approve the general repurchase by the Company or purchase by any of its subsidiaries of any of its subsidiaries, of any of the Company's ordinary shares and/or Sasol BEE ordinary shares was passed:

For[1]	Against[1]	Abstain[1]	Shares voted
415,776,225 being 98.22%	6,858,652 being 1.62%	678,669 being 0.16%	423,313,546 being 100%

1.12. Special Resolution number 6 to authorise the Board to approve, when any general repurchase by Company takes place in accordance with special resolution number 5, the purchase by the Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company was passed:

For[1]	Against[1]	Abstain[1]	Shares voted
475,797,371 being 99.84%	253,925 being 0.05%	529,387 being 0.11%	476,580,672 being 100%

Notes:
  (1) The votes carried for and against, and abstained for each individual resolution are disclosed as a percentage in relation to the total number of Sasol ordinary shares voted, whether in person or by proxy, in respect of such individual resolution at the annual general meeting.

Special resolutions number 3 and 4 regarding the amendments of Sasol's MOI will be filed with the Companies and Intellectual Property Commission.

21 November 2014
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 21, 2014

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary